

Mail Stop 3720

December 14, 2016

Norman George
President and Director
6666 Harwin, Suite 664
Houston, TX 77036

> **Re: SW Innovative Holdings, Inc.**
> **Offering Statement on Form 1-A**
> **Filed November 18, 2016**
> **File No. 024-10641**

Dear Mr. George:

We have reviewed your offering statement and have the following comment. In our comment, we may ask you provide us with information so we may better understanding your disclosure.

Please respond to this letter by amending your offering statement and proving the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to this comment, we may have additional comments.

General

1. In addition to the Form 1-A filed November 18, 2016, we note you filed a Form A-1 April 20, 2016 that was qualified May 20, 2016. It is unclear whether the Form 1-A here is intended to subsume or otherwise be considered in connection with the prior qualified Form 1-A. Please revise your disclosure and/or advise as to whether your most recent Form 1-A filed November 18, 2016 is intended to increase the amount of shares sold on the prior Form 1-A.

We will consider qualifying your offering statement at your request. In connection with your request, please confirm in writing that at least one state has advised you that it is prepared to qualify or register your offering. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Kate Beukenkamp, Attorney Advisor, at (202) 551-6971 or Celeste M. Murphy, Legal Branch Chief, at (202) 551-3257 with any other questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director
AD Office 11 – Telecommunications